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20014243

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEDIOBANCA SECURITIES USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 FIFTH AVENUE - 21ST FLOOR
(No. and Street)

NEW YORK, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS A ALMERINI 908-231-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHNREZNICK LLP
(Name – *if individual, state last, first, middle name*)

1301 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PIERLUIGI GASTONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MEDIOBANCA SECURITIES USA, LLC, as of JUNE 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Brenda Lee Viera
Notary Public

BRENDA LEE VIERA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires On
May 08, 2026

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Massachusetts
County of Essex

This instrument was acknowledged before me on 20 day of Aug, 2020 by Pierluigi Gastone

Brenda Lee Viera
Notary Public's Signature
My Commission Expires May 08 2026

Mediobanca Securities USA, LLC

A Wholly-Owned Subsidiary of Mediobanca – Banca di Credito Finanziario S.p.A

(A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information and
Report of Independent Registered Public Accounting Firm)

Year Ended June 30, 2020

Mediobanca Securities USA, LLC

Facing Page

Index

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Mediobanca Securities USA, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mediobanca Securities USA, LLC (a limited liability company and wholly-owned subsidiary of Mediobanca - Banca di Credito Finanziario S.p.A.) (the "Company") as of June 30, 2020, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

We have served as the Company's auditor since 2007.

New York, New York
August 24, 2020

Mediobanca Securities USA, LLC
Statement of Financial Condition
June 30, 2020

ASSETS		
Cash	$	6,505,105
Due from Parent		63,057
Accounts receivable		26,993
Deferred tax asset		199,983
Right-of-use asset		106,934
Other assets		101,646
Total assets	**$**	**7,003,718**
LIABLITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	91,344
Accrued payroll and related benefits		944,057
Operating lease liability		106,934
Total liabilities		1,142,335
Member's equity		5,861,383
Total liabilities and member's equity	**$**	**7,003,718**

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Operations
Year Ended June 30, 2020

Revenue:		
Commission income – related party	$	1,794,973
Research fee income		857,356
Placement fee income – related party		86,943
Interest income		647
Total revenue		2,739,919
Expenses:		
Compensation and benefits		1,703,009
Rent		157,561
Professional fees		314,805
Travel and entertainment		120,906
Market data research		115,552
Depreciation and amortization		6,676
Regulatory fees		5,754
Communications		28,445
Insurance		14,753
Office		39,743
Utilities		14,580
Other expenses		21,266
Total expense		2,543,050
Income before provision for income taxes		196,869
Income tax expense		68,789
Net income	**$**	128,080

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Changes in Member's Equity
Year Ended June 30, 2020

Balance as of July 1, 2019	**$**	**5,733,303**
Net income		128,080
Balance as of June 30, 2020	**$**	**5,861,383**

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Cash Flows
Year Ended June 30, 2020

Cash flows from operating activities:		
Net income	$	128,080
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		6,676
Deferred tax provision		49,887
Changes in assets and liabilities:		
Due from Parent		32,013
Accounts receivable		(8,236)
Right-of-use asset		(106,934)
Other assets		(52,957)
Accounts Payable and accrued expenses		(98,443)
Accrued payroll and related benefits		(91,462)
Operating lease liability		106,934
Net cash used in operating activities		(34,442)
Net decrease in cash		(34,442)
Cash at beginning of the year		6,539,547
Cash at end of the year	$	6,505,105

Supplemental Disclosure of Cash Flow Information:

Income taxes paid	$	18,902

See accompanying notes to financial statements.

Note 1 - Business and summary of significant accounting policies:

Business:

Mediobanca Securities USA, LLC (the "Company"), a wholly-owned subsidiary of Mediobanca - Banca di Credito Finanziario S.p.A. (the "Parent"), was formed as a Delaware limited liability company on August 23, 2006. The Company is registered with the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Industry Protection Corporation ("SIPC") to conduct its operations as an introducing broker of equity securities that will solicit business primarily in Italian securities traded on the Milan Stock Exchange, and may occasionally seek business for stocks traded on European and other exchanges. In November 2014, the Company was approved by FINRA to trade foreign options securities. In May 2015, the Company was approved by FINRA to participate in underwritings as a selling group member. The Parent is a member of various stock exchanges and is subject to the rules and regulations of such organizations.

The Company solicits and accepts orders from its customers for the purchase and sale of foreign securities, primarily Italian securities, with such transactions being executed by the Parent. The clearance and settlement of the trades occur through a direct transfer of funds and securities between the Company's customers and the Parent's clearing broker. Accordingly, the Company is exempt from registration for foreign broker-dealers transacting foreign securities in the United States with United States customers pursuant to the provisions of Rule 15a-6(a)(3).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

The Company recognizes revenue in accordance with Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance requires an entity to follow a five hyphenate step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Securities transactions and valuations:

Securities transactions and related commission revenue, which are all earned from the Parent, and expenses associated with customer transactions are recorded on a trade-date basis. In the Company's statement of financial condition, Due from Parent included $100,435 commissions revenue receivable from the Parent at June 30, 2020 and $107,981 commissions receivable from the Parent at June 30, 2019.

Research fee income:

Revenue from research fees is recognized as the services are performed (performance obligation has been satisfied) or delivered and collection reasonably assured. In the Company's Statement of Financial Condition, Accounts Receivable included $26,993 research fees receivable at June 30, 2020 and $18,757 research fees receivable at June 30, 2019.

Note 1 - Business and summary of significant accounting policies (continued):

Placement fee income:

Placement fees, which are all earned from the Parent, are recognized when the services are complete (performance obligation has been satisfied), revenues are earned and collection is determined as reasonably assured. No placement fees were receivable from the Parent at June 30, 2020 and at June 30, 2019.

Cash and cash equivalents:

Cash equivalents, if any, are investments in money market funds and investments with maturities of 90 days or less when purchased. There are no cash equivalents at June 30, 2020.

Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives of five to seven years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the useful life or lease term.

Leases

The Company has adopted Accounting Standards Update ("ASU") 2016-02 as of July 1, 2019 for its financial statements and recorded right-of-use assets and lease liabilities for its operating leases. The right-of-use assets in the statement of financial condition represents the Company's right, as a lessee, to use an asset over the life of a lease. The Company records the right-of-use asset based on the initial amount of the lease liability, plus any lease payments made to the lessor before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. The Company determines the present value of the future lease payments using an incremental borrowing rate based on information available at the inception date. The amortization period for the right-of-use asset is from the lease commencement date to the earlier of the end of the lease term or the end of the useful life of the asset.

The Company has entered into an operating lease, as the lessee, for office space. Right-of-use assets and lease liabilities related to this lease are included in right-of-use asset and operating lease liability on the Statement of Financial Condition.

Income taxes:

The Company has elected to be taxed as a corporation and files separate income tax returns. The Company accounts for income taxes pursuant to the asset and liability method which requires deferred tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company complies with accounting rules for uncertainty in income taxes. The Company has no unrecognized tax benefits at June 30, 2020. The Company's U.S. federal and state income tax returns prior to fiscal year 2017 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended June 30, 2020.

Stock-based compensation:

The Parent allocates to the Company its portion of stock-based compensation. The fair value-based method of accounting prescribed by stock compensation accounting standards is used for the employee stock option program. Under stock compensation accounting standards, compensation expense related to the stock option program is determined based on the

Note 1 - Business and summary of significant accounting policies (continued):

estimated fair value of options granted. For the year ended June 30, 2020, there were no new options granted, no unexercised options were outstanding, and no stock-based compensation expense was incurred.

Credit risk:

The Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed federal or other applicable insurance limits.

Substantially all of the commissions and placement fees are earned from the Parent. A majority of the commissions and placement fees earned relate to the European market.

Bad debt:

The Company extends credit to its customers in the normal course of business and performs ongoing credit evaluations of its customers. Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due and the customer's current ability to pay its obligation to the Company. The Company writes off accounts receivable against the allowance account when they become uncollectible. As of June 30, 2020, there was no balance for the allowance for doubtful accounts. For the year ended June 30, 2020, there was no bad debt expense.

Foreign currency:

All transactions with the Parent are denominated in Euros and are converted into US dollars at the date of the transaction. Therefore, there is no exposure to foreign currencies as the transaction date and amounts ultimately received or paid are measured at the transaction date.

Note 2 - Related party transactions:

The Company has commission and expense-sharing agreements with the Parent. Due from Parent of $63,057 at June 30, 2020 includes $100,435 commissions due from Parent, and $37,378 due to Parent resulting from expense-sharing agreements. As of June 30, 2019, as part of the due from parent, the Company had commissions due of $107,981.

The Commission sharing agreement provides for 10% of the commission generated by the Company to be allocated to the Parent, with the residual 90% allocated to the Company. The allocation of commissions to the Parent serves as reimbursement for certain operating expenses relating to the Company's broker-dealer activities including trade execution, transaction clearance and settlement, research, administration services and information services. As the customers are customers of the Parent, and predominantly conduct their business directly with the Parent, the Company records commission income on a net basis. Amounts due from the Parent relating to these commissions have no specified due date.

The Company has an expense sharing agreement with the Parent regarding certain administrative expenses. For the year ended June 30, 2020, administration expenses charged by the Parent were $71,481 and are included in professional fees on the accompanying statement of operations.

Note 3 - Income taxes:

The Company has a current income tax receivable of $54,185 at June 30, 2020 that is included in other assets in the Statement of Financial Condition. At June 30, 2020, deferred tax assets were $199,983.

The Company evaluated its valuation allowance at year-end and determined the deferred income tax asset will more than likely be realized in the future and therefore no valuation allowance is required at the year-end.

Note 3 - Income taxes (continued):

The tax effects of temporary differences that give rise to significant portions of deferred tax assets at June 30, 2020 are comprised of the following:

	As of June 30, 2020
Deferred tax assets	
Organizational costs	$ 42,810
Accrued bonuses	121,935
Other	35,238
Total deferred tax assets	$ 199,983

The expected tax provision based on the U.S. federal statutory rate is reconciled with actual tax provision, as follows:

	As of June 30, 2020
Statutory federal income tax rate	21.0%
State taxes, net of federal tax provision	7.7%
Other	6.2%
Income tax provision	34.9%

	As of June 30, 2020
Federal	
Current	$ 15,243
Deferred	34,921
State	
Current	3,659
Deferred	14,966
Income tax expense	$ 68,789

Management has assessed the changes in tax laws relating to the Federal Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act reduced the federal corporate tax rate from 35% to 21%, effective January 1, 2018. The Company computed its income tax expense for the year ended June 30, 2020 using the new federal tax rate of 21%, which applies to fiscal years ended June 30, 2019 and each year thereafter.

Note 4 - Commitments:

Leases:

On September 26, 2019, the Company extended its existing lease through March 31, 2021. The lease payments for the year ended June 30, 2020 were $157,560. Future minimum lease payments for the year ending June 30, 2021 are $112,812.

Employment agreement:

The Company has an employment agreement with an executive that provides for a base salary of $250,000 per year, a minimum guaranteed bonus of $35,000, and a severance package of $630,000.

Note 5 - Furniture, equipment, and leasehold improvements

Furniture, equipment, and leasehold improvements with a total cost of $345,774 and useful lives of three to seven years was fully depreciated at June 30, 2020. Depreciation and amortization expense of $6,676 was recorded during the year ended June 30, 2020. Furniture, equipment, and leasehold improvements by asset class consist of the following:

	Estimated Useful lives	As of June 30, 2020
Office equipment	5	$ 128,782
Office furniture	7	44,697
Leasehold improvements	3	172,295
		345,774
Less accumulated depreciation & amortization		(345,774)
Total		$ - 0 -

Note 6 - Employee benefit plan:

Effective August 23, 2006, the Company established a 401(k) profit-sharing plan, which allows for contributions by employees up to a defined amount of the employees' compensation, subject to statutory limitations. For plan years beginning on and after July 1, 2007, the Company will contribute 3% of the participating employees' compensation. Employer contributions for the year ended June 30, 2020 were $99,996.

Note 7 - Net capital requirement:

The Company is a subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2020, the Company has net capital of $5,469,704, which exceeded the minimum requirement of $250,000 by $ 5,219,704. The Company's percentage of aggregate indebtedness to net capital was 18.93%.

Note 8 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as agents of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

Note 9 - Subsequent events:

In December 2019 and early 2020, the coronavirus that caused COVID-19 was reported to have surfaced in China. The spread of this virus globally has caused business disruption domestically in the United States and worldwide. While the disruption is currently expected to be temporary in nature, there is considerable uncertainty around the duration of this uncertainty. Therefore, while the Company expects this matter may negatively impact the Company's financial condition, results of operations, and cash flows, the extent of the financial impact and duration cannot be reasonable estimated at this time.

The Company has evaluated the possibility of subsequent events affecting the Company's financial statements through the date the financial statements were issued and has determined that there are no material events that would require disclosure in the Company's financial statements.

Mediobanca Securities USA, LLC
SCHEDULE I – Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exhange Commission
June 30, 2020

Net Capital:		
Total member's equity	$	5,861,383
Liabilities subordinated to claims creditors		-
Total capital and allowable subordinated liabilities		5,861,383
Deduct nonallowable assets		
Due from Parent		63,057
Accounts receivable		26,993
Deferred tax asset		199,983
Other assets		101,646
Total nonallowable assets		391,679
Net Capital	$	5,469,704
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	91,344
Accrued payroll and related benefits		944,057
Aggregate indebtedness	$	1,035,401
Computation of basic net capital requirement		
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $250,000 minimum dollar net capital requirement)	$	250,000
Excess net capital	$	5,219,704
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirement	$	5,169,704
Percentage of aggregate indebtedness to Net Capital		18.93%

There is no material difference between the above computation and the computation included in the Company's corresponding unaudited FOCUS Report as of June 30, 2020.

Mediobanca Securities USA, LLC
SCHEDULE II – Computation for Determination of
Reserve Requirements
Under Rule 15c3-3 of the Securities and Exhange Commission
June 30, 2020

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2)(i) of the Rule.

Mediobanca Securities USA, LLC
SCHEDULE III – Information Relating To Possession and Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2020

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2)(i) of the Rule.

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Board of Directors
Mediobanca Securities USA, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Mediobanca Securities USA, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended June 30, 2020. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayment.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
August 24, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended JUNE 30, 2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

MEDIOBANCA SECURITIES USA, LLC
565 FIFTH AVENUE - FLOOR 21
NEW YORK, NY 10017

FINRA 8-67538 JUNE

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LOUIS A ALMERINI (908) 231-1000

WORKING COPY

2. A. General Assessment (item 2e from page 2)	$ 4,110
B. Less payment made with SIPC-6 filed (**exclude interest**) JANUARY 24, 2020 (Date Paid)	(2,137)
C. Less prior overpayment applied	(-)
D. Assessment balance due or (overpayment)	1,973
E. Interest computed on late payment (see instruction E) for ______days at 20% per annum	-
F. Total assessment balance and interest due (or overpayment carried forward)	$ 1,973

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 1,973

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MEDIOBANCA SECURITIES USA, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6th day of AUGUST , 20 20 .

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JULY 1, 2019
and ending JUNE 30, 2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,739,919
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,739,919
2e. General Assessment @ .0015	$ 4,110

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